

December 15, 2021

Filippo Petti
Chief Executive Officer and Chief Financial Officer
Celyad Oncology SA
Rue Edouard Belin 2
1435 Mont-Saint-Guibert, Belgium

> **Re: Celyad Oncology SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Response dated June 3, 2021**
> **File No. 001-37452**

Dear Mr. Petti:

We have reviewed your June 3, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our May 20, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 18. Financial Statements
Note 15. Share Capital, page F-42

1. We note your response to our prior comment. After careful considerations, it is still unclear to us whether the decision of the extraordinary shareholders to absorb the accumulated deficit into share premium in order to improve solvency ratios, is made in the context of generally accepted accounting principles in the Belgium (Belgium GAAP) or IFRS. Please respond to the following:

- Please explain to us, and revise to disclose in future filings, whether the decision of the extraordinary shareholders to absorb the accumulated deficit into the share premium in order to improve solvency ratios also authorizes future distributions from the amount of the share premium transferred to absorb the accounting losses. Please also expand your future disclosures to clearly identify the portions of your shareholders' equity that was distributable and not distributable. Note that Item (a)(v) of paragraph 79 of IAS 1 requires an entity to disclose the rights, preferences and restrictions attaching to each class of share capital including restrictions on the distribution of dividends and the repayment of capital.
- Please explain to us your considerations for continuing to call the account accumulated deficit after absorbing the accumulated deficit into share Premium, considering the nature of the share premium obtained via a capital raise is substantively different than the capital earned or used from your earning process. Note that paragraph 78 of IAS 1 contemplates that the detail provided in subclassifications depends on the requirements of IFRSs and on the *size, nature and function* of the amounts involved.
- Please tell us your considerations for other alternative presentations of your balance sheet and equity statement. For example, presenting the equity on the balance sheet either on a combined basis, or by distributable and non-distributable equity accounts, while adding a separate column on your equity statements for the share premium used to absorb the accumulated losses, and at the same time restoring the accumulated deficit to its original balance to ensure the faithful presentation of the nature of that account.

You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences